August 26, 2025

Christopher Hatto
Vice President and Chief Accounting Officer
General Motors Company
300 Renaissance Center
Detroit, Michigan 48265-3000

       Re: General Motors Company
           Form 10-K for the Year Ended December 31, 2024
           Filed January 28, 2025
           File No. 001-34960
Dear Christopher Hatto:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2024
Note 23. Segments, page 100

1. We note that your tabular disclosures of segment information beginning on page 101 include columns for each of the reportable segments, as well as columns for
          Corporate    and "Eliminations/Reclassifications", which are added to
arrive at a
          Total    column. This presentation appears to result in a total
Earnings (loss) before
       interest and taxes - adjusted amount, inclusive of Corporate. Please revise to reconcile
       the total of the reportable segments    measures of profit or loss to
consolidated income
       before income taxes. Refer to ASC 280-10-50-30(b). In this regard, the reconciliation should include a single amount for the subtotal of the reportable
segments    measures
       of profit or loss with a reconciliation of that amount to consolidated income before income taxes. Similarly, please revise to reconcile other totals of reportable segments amounts, such as revenues, assets, and depreciation and amortization, to the corresponding consolidated amounts as required by ASC 280-10-50-30.
2.     We also note that the    Corporate    column includes amounts, such as
net sales
 August 26, 2025
Page 2

       and revenue, segment expenses and other items, adjustments, and earnings
(loss)
       before interest and taxes - adjusted. ASC 280-10-50-15 requires information about other business activities and operating segments that are not reportable to be combined and disclosed in an all other category separate from other reconciling items in the reconciliations required by ASC 280-10-50-30 through 50-31. Please revise your disclosures accordingly. Please provide us with your proposed revised
       disclosure. See also ASC 280-10-55-48.
3.     Please explain to us why you believe it is appropriate to include the
subtotal    Total
       Automotive    in your table of key financial information by segment. In
this regard, it
       does not appear that Total Automotive is a reportable segment, and disclosing a profitability measure for a subset of the reportable segments and amounts in the
       "Corporate" column does not appear to be considered in ASC 280-10-50-22 or 50-30.
       Please advise or revise your disclosure accordingly.
4.     We note your presentation of the    Segment expenses and other items
and
          Adjustments    line items in arriving at    Earnings (loss) before
interest and taxes
       adjusted.    Please tell us whether any of these amounts represent
significant segment
       expenses disclosed pursuant to ASC 280-10-50-26A, or, if they are other segment items pursuant to ASC 280-10-50-26B, why they have been presented separately.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stephany Yang at 202-551-3167 or Claire Erlanger at 202-551-3301
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing